07004836

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2007
WASH, D.C.
213

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65413

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Technology Research Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Glenville Street
(No. and Street)

Greenwich (City) Connecticut (State) 06831-3680 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curt Snyder 203-532-7350 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

PROCESSED
APR 0 4 2007
THOMSON FINANCIAL

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Curt Snyder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Technology Research, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

STEVEN E. GOLDMAN
NOTARY PUBLIC
MY COMMISSION EXPIRES Oct. 31, 2009

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Technology Research, Inc.

Statement of Financial Condition
December 31, 2006

American Technology Research, Inc.
Index
December 31, 2006



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholders of
American Technology Research, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of American Technology Research, Inc. (the "Company") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2007

American Technology Research, Inc.
Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 5,938,053
Receivable from clearing broker	7,231,921
Investments, at estimated fair value	1,144,520
Furniture and fixtures, computer equipment, and leasehold improvements, net of accumulated depreciation and amortization of $442,050	283,791
Prepaid expenses and other	634,521
Total assets	$ 15,232,806
Liabilities and Stockholders' Equity	
Accrued incentive compensation	$ 6,500,000
Accrued expenses and other liabilities	894,763
Total liabilities	7,394,763
Stockholders' equity	
Common stock ($.01 par value: 20,000 shares authorized; 1,606 shares issued and outstanding)	16
Additional paid-in-capital	663,745
Retained earnings	7,174,282
Total stockholders' equity	7,838,043
Total liabilities and stockholders' equity	$ 15,232,806

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of Operations

American Technology Research, Inc. (the "Company") was incorporated in Delaware on March 18, 2002 and is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"), with expertise in the information technology sector. The Company executes exchange listed and over-the-counter securities transactions on an agency capacity and clears on a fully disclosed basis through Bear Stearns Securities Corporation ("Clearing Broker").

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
Cash equivalents include a money market investment which is payable on demand and held at the Company's Clearing Broker and a certificate of deposit investment.

Receivable from Clearing Broker
Receivable from Clearing Broker represents cash balances on deposit with and commissions and interest receivable from the Company's Clearing Broker. The Company is subject to credit risk should the Clearing Broker be unable to repay the balance reflected on the statement of financial condition. However, the Company does not anticipate non-performance by this counterparty. The carrying value approximates the fair value as the balance is short-term and interest bearing. The Company clears all of its securities transactions through its Clearing Broker on a fully disclosed basis. Pursuant to the terms of an agreement, the Clearing Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2006, the Company recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the Clearing Broker and all counterparties with which it conducts business.

Depreciation and Amortization
Furniture and fixtures and computer equipment are depreciated on a straight-line basis over their estimated useful lives of three to five years. Leasehold improvements are amortized on a straight-line basis over the economic useful life of the improvement or the term of the lease.

Revenues
Securities transactions are recorded on a trade-date basis. Realized and unrealized gains on securities transactions are included in principal transactions, net. Commissions and brokerage rebates are recorded as earned on a trade date basis. Hard dollar and syndicate designation revenues are recorded when earned.

Income Taxes
The Company files U.S. Federal and various state income tax returns. Deferred income taxes are provided for under the provisions of SFAS No. 109, "Accounting for Income Taxes", which require the establishment of deferred tax amounts for temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.

Investments, at Estimated Fair Value
The Company's investments include holdings in investment Partnership's of approximately $718,000 carried at estimated fair value based on the general partners' reports on fair value at December 31, 2006 and marketable equity securities of approximately $427,000. The investment partnerships hold U.S. equities and are valued at closing prices by the general partners of the individual partnerships. The Company records realized and unrealized gains on all investments on a trade date basis, and records such income in gain on investments, net, in the statement of income.

Use of Estimates
The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Guarantor's Accounting and Disclosure for Guarantees
The Financial Accounting Standard Board issued interpretations No. 45 *Guarantor's Accounting and Disclosure for Guarantees,* requires the Company to disclose information about obligations under certain guarantee arrangements. In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company expects the risk of loss to be remote. As such, the Company believes that the fair value of such guarantee is not material.

3. New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 establishes a minimum threshold for financial statement recognition of uncertain tax positions taken in filing tax returns and requires certain expanded tax disclosures. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management does not believe FIN 48 will have a material effect on the financial statements.

In September 2006, FASB also issued Statement of Accounting Standards No. 157, "Fair Value Measurement" (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management does not believe FAS 157 will have a material effect on the financial statements.

4. Furniture and Fixtures, Computer Equipment and Leasehold Improvements

At December 31, 2006 balances are composed of the following:

Computer equipment (net of depreciation of $270,838)	$ 158,412
Furniture and fixtures (net of depreciation of $114,258)	52,980
Leasehold improvements (net of amortization of $56,954)	72,399
	$ 283,791

5. Income Taxes

Deferred income taxes result from temporary differences related to the treatment of organizational costs for tax purposes, prepaid expenses, and depreciation methods used for tax purposes (including bonus depreciation) which differ from methods used for accounting purposes. Deferred tax assets of approximately $4,600 are included in prepaid expenses and other assets, and deferred tax liabilities of approximately $72,000 are included in accrued expenses and other liabilities.

6. Employee Benefit Plans

The Company maintains a 401(k) plan (the "Plan") for the benefit of its full-time employees. The Plan provides that the Company may make discretionary profit sharing contributions for eligible employees. The Company's contribution of approximately $215,713 to the Plan for the year ended December 31, 2006 is included in employee compensation and benefits.

The Company established a Stock Incentive Plan (the "Plan") under which incentive stock options ("ISO's"), non-qualified stock options ("NQSO"), stock appreciation rights and restricted stock grants may be granted. For the year ended December 31, 2006, incentive stock options were approved by the Company's Board of Directors and granted to certain eligible plan participants. Options vest 25% annually beginning with the one year anniversary of the date of grant.

Effective January 1, 2006, the Company adopted SFAS No. 123(R) using the modified prospective method. SFAS No. 123(R) revises SFAS No. 123, "*Accounting for Stock-Based Compensation*" and supersedes Accounting Principles Board ("APB") Opinion No. 25, "*Accounting for Stock Issued to Employees*" (APB No. 25).

SFAS No. 123(R) requires the cost of all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values at the grant date, or the date of later modification, over the requisite service period. SFAS 123(R) generally requires the unrecognized cost of options vesting after the date of initial adoption to be recognized in the financial statements; however, an exception to this requirement provides private companies that used the minimum-value method to estimate the value of options for disclosure purposes, as did the Company, only apply the expense provision to grants made after adoption. As a result, the Company will continue to disclose the pro-forma effect of options issued prior to January 1, 2006, that vest after January 1, 2006.

Under the modified prospective method, prior periods are not restated. The Company uses the Black-Scholes option pricing model, which requires extensive use of accounting judgment and financial estimates, including estimates of the expected term employees will retain their vested stock options before exercising them, the estimated volatility of the Company's stock price over the expected term, and the number of options that will be forfeited prior to the completion of their vesting requirements. Application of alternative assumptions could produce significantly different estimates of the fair value of share-based compensation and consequently, the related amounts recognized in the Statement of Income.

The effect of adoption of SFAS No. 123(R) was an increase to paid in capital of approximately $46,000 for the year ending December 31, 2006.

Valuation Assumptions

The Company does not expect to declare dividends. Expected volatility is based on a combination of implied and historical volatility of the XBD brokerage index options. The Company used historical data and other factors to estimate the option life of the share-based payments granted. As required by SFAS No. 123(R), the Company made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. For the year ended December 31, 2006, the Company elected the simplified method in accordance with SAB 107 to estimate the option lives. The risk free rate is based on the U.S. Treasury yield in effect at the date of grant. The forfeiture rate is based on estimates based on actual option forfeitures.

As required by SFAS No. 123(R), the Company estimated the fair value of stock options using the Black-Scholes valuation model and the straight-line attribution approach, with the following weighted average assumptions:

	2006
Dividend yield	0 %
Expected volatility	23.48 %
Risk free interest rate	4.63 %
Expected option life (in years)	5.5 %
Forfeiture rate	5.0 %

The Plan activity:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Outstanding, December 31, 2005	1,470	2,763	8.06
Granted	482	3,419	
Forfeited	(525)	2,749	
Exercised	(150)	2,088	
Outstanding, December 31, 2005	1,277		9.09
Granted	247	3,656	
Forfeited	(129)	3,255	
Exercised	(30)	2,590	
Outstanding, December 31, 2006	1,365		8.48

Pro forma Information for Options Issued Prior to the Adoption of SFAS No. 123(R)
Prior to January 1, 2006, the Company accounted for share-based compensation in accordance with APB No. 25, as permitted by SFAS No. 123, and accordingly did not recognize compensation expense for stock options with an exercise price equal to or greater than the market price of the underlying stock at the date of grant. The Company also used the minimum-value method allowed by SFAS No. 123 for non-public companies. Using this method, the effect on net income for options issued prior to January 1, 2006 which vested during 2006 would have been as follows:

Net income as reported	$ 1,746,855
Deduct: Total share-based compensation expense determined under minimum-value for all awards	101,000
Pro forma net income	$ 1,645,855

7. Commitments

The Company leases office space under two non-cancelable operating leases which contain certain escalation clauses whereby the rental commitments may be increased if certain conditions are satisfied and specify yearly adjustments to the lease amounts based on annual adjustments according to operating expenses increases. The Company leases office space in Greenwich, CT which commenced on August 1, 2003 and in San Francisco, CA which commenced on September 1, 2002. The Company has deposits of $41,199 related to these leases which are included in prepaid expenses and other assets on the statement of financial condition. The Company is contingently liable under a letter of credit related to one lease of approximately $52,000.

Future minimum rental commitments under the office leases are as follows:

Year ended December 31,	
2007	$ 351,594
2008	283,185
2009	168,289
2010	143,151
	$ 946,219

8. Regulatory Requirements

As a broker-dealer and a NASD member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year, and 15 to 1 thereafter. At December 31, 2006, the Company had net capital of $6,029,653 which was $5,536,669 in excess of its required net capital of $492,984. The Company's aggregate indebtedness to net capital ratio was 1.23 to 1 at December 31, 2006.

The Company is except under the provisions of Rule 15-3-3 pursuant to Section (k)(2)(ii).


END